Exhibit 99.1

NON-ISSUER FORM OF SUBMISSION TO JURISDICTION AND
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

1.	Name of issuer (the “Issuer”): Keegan Resources Inc.
2.	Jurisdiction of incorporation, or equivalent, of Issuer: British Columbia
3.	Address of principal place of business of Issuer: Suite 600 – 1199 West Hastings Street Vancouver, British Columbia V6C 3T5
4.	Description of securities (the “Securities”): Offering of 6,100,000 Common Shares at a price of $5.90 per Common Share.
5.	Date of the prospectus (the “Prospectus”) under which the Securities are offered: December 3, 2009
6.	Name of person filing this form (the “Filing Person”): Daniel T. McCoy
7.	Filing Person’s relationship to Issuer: The Filing Person is the President, the Chief Executive Officer and a Director of the Issuer.
8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person: Reno, Nevada United States of America
9.	Address of principal place of business of Filing Person: Suite 600 – 1199 West Hastings Street Vancouver, British Columbia V6C 3T5
10.	Name of agent for service of process (the “Agent”): Lang Michener LLP
11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada): 1500 Royal Centre 1055 West Georgia Street P.O. Box 11117 Vancouver, British Columbia V6E 4N7

12.
The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the “Proceeding”) arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the
Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a)   the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the securities are distributed under the Prospectus; and

(b)   any administrative proceeding in any such province,

in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of British Columbia.

Dated:	December 3, 2009	“Daniel McCoy”
Signature of Filing Person

Daniel T. McCoy
Print name of person signing and, if the Filing
Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Keegan Resources Inc. under the terms and conditions of the appointment of agent for service of process stated above.

Dated:	December 3, 2009	“Barbara Collins”
Signature of Agent

Barbara Collins, Partner
Lang Michener LLP
Print name of person signing and, if Agent is not
an individual, the title of the person